July 31, 2007
Mr. Rufus Decker
Branch Chief
Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

Re:      Form 10-K for the fiscal year ended December 31, 2006
         Form 10-Q for the period ended March 31, 2007
         File No. 1-1031

Dear Mr. Decker:

         On behalf of Ronson Corporation (the "Company"), we set forth below the
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responses  to the  comments  which you raised in your letter dated June 25, 2007
(the "Comment Letter");  numbered  paragraphs below correspond to the paragraphs
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of the same numbering contained in the Comment Letter:

1. As requested, we supplementally advise you herein of the intended revisions to our future filings.

2. We propose additional disclosure under Item 3 of future Annual Reports on Form 10-K as follows:

         If the Company were to be unable to comply with the above covenant or be unable to obtain a waiver of compliance, an event of default would occur under the CIT Financing Agreement. The event of default would, in turn, be an event of default under the North Fork mortgage loan. If the Company did not comply with the above covenant and not obtain a waiver of compliance, the Company's lenders may accelerate payment of the term loans and mortgage loan, and CIT may cease making advances under the revolving loan.

3. The Company has consistently considered and treated the charter services as a product line within the aviation services segment. The product line was not material to the Company's consolidated results of operations or the results of operations of the aviation services segment. Referring to management's discussion and analysis contained under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2005, the revenues of the charter service were only 3% and 7% of the revenues of the aviation segment in 2005 and 2004, respectively, and only 1% and 3% of the consolidated net revenues of the Company in 2005 and 2004, respectively.

         The Company, instead, determined that the charter aircraft services previously provided by its wholly-owned subsidiary, Ronson Aviation, Inc. ("RAI"), the assets of which were sold in September 2005, did not
                ---
         meet the  definition  of a component  pursuant to  paragraph 41 of SFAS
         144. This determination was made because:

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         1) the operations and cash flows could only be partially distinguished;

         2) discontinued financial information was only partially available, only sufficient to determine the gross profit of the charter services product line;

         3) the manager of the charter services did not report to or have regular contact with the chief operating decision maker to discuss operating activities, financial results, etc.; and

         4) the charter services were not a reportable segment, reporting unit, separate subsidiary, or asset group.

4. On page 18 of the Annual Report on Form 10-K for the year ended December 31, 2006, we disclose that the Other Charges of legal fees are included in General and Administrative expenses, and have not been excluded from the determination of earnings from continuing operations before interest and other items. These costs have been separated for information purposes in the segment data in note 11.

         Item 9 of Rule 5-03 of Regulation S-X requires that non-operating expenses be stated separately on the income statement or in a note. The Company's long-standing policy is to separately state the non-operating expenses in the income statement.

         The Company's decision to combine and classify in non-operating expenses the pension expenses of three predecessor defined pension plans was determined as follows;

         The Ronson Corporation Retirement Plan (the "Plan") is composed of four
                                                      ----
         groups of participants from four predecessor plans which were merged to form the Plan. The Salaried Plan covered former non-union employees and all benefits were frozen in June 1985. The DWG Plan covered union employees at the Delaware Water Gap plant in Pennsylvania, which was closed in 1976 at which time all benefits were frozen. The Prometcor Plan (Ronson Metals) covered union employees of Ronson Metals, which was closed in 1990, and the benefits were frozen at the time. The RCPC Union Plan covers union employees at RCPC and benefits continue to accrue for active union members.

         The assets, liabilities, benefits, earnings and expense have been accounted for separately as if each of the predecessor plans continued separately. Prior to December 31, 2005, the expenses of the Salaried and Prometcor Plans were classified as General & Administrative expenses of the Company. The expenses of the DWG Plan were (and continue to be) classified as "Other Expense" below operating earnings since at least 1985. The expenses of the RCPC Plan were (and continue to be) recorded in cost of sales and shipping expense depending upon where the participants work/worked. All of the participants in the DWG and Prometcor Plans are from discontinued operations and none are active employees of the Company. Most of the participants in the Salaried Plan were employed in now discontinued operations. Only 7 of about 425 remaining participants in the three frozen predecessor plans remain active employees of the Company.

         For the following reasons, the Company determined to classify expenses related to those frozen predecessor plans - the Salaried, DWG, and Prometcor Plan - in "Other Expense", not General & Administrative:

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

         1) benefits have been frozen in all three since 1990 or before (i.e., over 15 years ago), currently 425 of 467 total participants;

         2) substantially  all participants  earned benefits in now discontinued
         operations  and,   therefore,   the  expenses  are  more  appropriately
         classified as non-operating;

         3) the characteristics of all three frozen predecessor plans are now similar and are the same as those that resulted in the DWG Plan being classified for at least 20 years as "Other Expense" (please refer to our response to comment no. 11 contained in the staff's comment letter dated February 8, 2005); and

         4) classification of the expenses of the three frozen predecessor plans in the same category meets the "Consistency" standard.

5. We are continuing to review the presentation of the effect of exchange rate changes in the consolidated statements of cash flows and will supplementally advise the staff under separate cover within ten days.

6. The cost of sales for the Company's wholly-owned subsidiary, Ronson Consumer Products, Inc., includes: material costs with inbound freight and import costs; direct labor; indirect manufacturing costs, which includes personnel and benefits costs, insurance costs, machinery and equipment costs, supplies, plant costs, and other smaller items. The cost of sales for RAI includes: the cost of purchased products (such as fuel, parts and aircraft) and purchased outside repair services, personnel costs for providing aircraft services, machinery and equipment costs, supplies, plant costs, and other smaller items.

         Selling, shipping and advertising expenses include: (1) sales personnel costs, commissions, travel and entertainment costs, sales supplies, samples and promotional materials, and other smaller selling costs; (2) shipping personnel costs, freight out costs, related warehouse costs, supplies and other smaller shipping expenses; and (3) advertising costs purchased directly by the Company or incurred and charged to the Company by its customers.

         General and  administrative  expenses  include  personnel  costs of the
         Company's management and finance departments, legal and other professional fees, compensation under the management incentive plan, stockholder-related costs, provision for bad debts, and other smaller office, supplies and other expenses.

         The Company's inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs (other than for finished goods warehouse costs which are included in selling, shipping and advertising expenses), internal transfer costs (other than for finished goods warehouse costs which are included in selling, shipping and advertising expenses), and other costs, if any, of the Company's distribution network are included in the cost of sales.

7.       In  compliance  with  Paragraph 13 of APB 22, the Company has disclosed
         depreciation   methods  together  with  other  Significant   Accounting
         Policies.

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

         We hereby supplementally advise you that the ranges of useful lives for each category of property, plant and equipment (disclosure of which is not referred to under Paragraph 13 of APB 22) are as follows:

         Land                               N/A
         Buildings and improvements         3-50 years
         Machinery and equipment            2-20 years
         Construction in progress           N/A

8. The Company has, in each of its quarterly and annual reports, identified all anti-dilutive securities. Paragraph 40(c) of SFAS 128 states that,  "an entity shall  disclose....  securities....that  could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented". There is no reference in this paragraph to disclosure of the number of potential dilutive securities.

         We believe  that the  Company's  disclosure  has  continuously  met the
         foregoing   requirement.   The  number  of  potentially   anti-dilutive
         securities was as follows, using the treasury stock method:

         Year ended December 31, 2006       N/A
         Year ended December 31, 2005       43,932 shares
         Year ended December 31, 2004       N/A
         Quarter ended March 31, 2007       18,035 shares
         Quarter ended March 31, 2006       N/A

9. Because CIT provided a waiver of the covenant violation, no payments under the CIT term notes were accelerated. Accordingly, classification as short-term debt of the long-term portion of the term notes was not appropriate.

10. The Company has accounted for step rent provisions so that rent abatements are amortized over the life of the lease on a straight-line basis. Scheduled rent increases are present in only one lease, and these increases have been expensed in the period incurred based on the rental rate at that time. The amount due under escalation charges (which are all related to operating expenses, real estate taxes and utilities) are expensed as incurred and included in minimum lease payments. The capital improvements funding provided to the Company by the lessor for the Company's South Brunswick, New Jersey warehouse, was capitalized in leasehold improvements and the debt included in long-term debt as reported in Note 4 to the consolidated financial statements in the Company's successive Annual Reports on Forms 10-K.

         If the step rent provision of the one affected lease had been recognized on a straight-line basis over the entire lease, the increases in the minimum lease payments and rent expense would have been:

         2003                               $1,000
         2004                               $5,000
         2005                               $5,000

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

         2006                               $5,000
         First Quarter 2007                 $1,000

         The Company's lease costs are not subject to adjustment by an index or rate.

         We propose that the lease note in future filings will include the following statement:

         The Company's minimum lease payments include the cost of step rent provisions and escalation clauses recognized on a straight-line basis over the minimum lease term.

11. The disclosure called for in paragraph 7a. and 7b. of SFAS 158 are not yet applicable because these paragraphs refer to periods in which annual statements of income are presented. SFAS 158 was adopted as of December 31, 2006, the effect was only a balance sheet effect on that date and there was no effect on any of the Statements of Operations presented. The disclosures required by paragraph 7a. and 7b. will be included in future years.

         We propose disclosure under paragraph 7c. of SFAS 158 as follows:

         The  components  of  the  amount   recognized  in   Accumulated   Other
         Comprehensive Loss at December 31, 2006 were as follows (in thousands):

                                                                 Post-Retirement
                                              Pension Plan         Benefit Plan
                                              ------------       ---------------
         Actuarial Losses (gains)                $2,440               $ (5)
         Prior service costs and other               58                 12

         The disclosure required under paragraph 7d. was included in Note 6 in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

         The Company has no expectation of the return of any plan assets; accordingly, paragraph 7e. is not applicable.

12. The Company has recorded the amount of estimated loss for each of the lawsuits, claims and tax audits. None of the accrued amounts (other than the environmental liability related to Prometcor) exceed $25,000, which is generally the related deductible in the Company's insurance coverage. Accordingly, such amounts are immaterial, both individually and in the aggregate, and do not require disclosure.

         The long-term portion of the environmental liability related to Prometcor was discounted at the rate of 6% per annum. The aggregate undiscounted amount was approximately $273,000 as compared to the discounted amount of $181,000. The current portion, which would be expected to be expended in the year a plan is approved by the NJDEP, is $318,000.

13. The reasons for the Company's determination that the cost of the stock option was charged to additional paid-in capital were provided to the staff in the Company's January 28, 2005 letter in response to Item 25 of the staff's comment letter dated December 28, 2004, as follows:

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

         The purchase by the Company of an option to acquire the shares held by Mr. Dinger is essentially a transaction in the Company's own common stock. Paragraph 28 of APB #9 states, "...the following should be excluded from the determination of net income or the results of operations under all circumstances: (a) adjustments or charges or credits resulting from transactions in the Company's own capital stock,...". If the option is exercised, the cost of the shares purchased would be charged to Treasury Stock, and the costs incurred for the option transferred from Additional Paid-in Capital to Treasury Stock as part of the aggregate cost of the stock.

         The business reasons for the purchases of the stock option from Mr. Dinger were also detailed in the Company's January 28, 2005 response letter to the staff, under item 24. The business purpose of the stock option purchased from Mr. Dinger had/has several components. They include:

         1. The option has the effect of limiting Mr. Dinger's potential realization of gains in his holdings in the Company's stock to the gain he would realize at the exercise price. Gains due to further appreciation in the Company's stock would inure to the benefit of only the remaining shareholders.

         2. The purchase of the option by the Company provides for stability and reduces the likelihood for debilitating, time-consuming, and costly take-over battles, which are contrary to the best interest of the Company and its shareholders.

         Finally, under applicable standards, the determination of the cost of the option agreement was made at inception, in this case July 7, 2004, rather than at the end of the agreement. The approximate value at December 31, 2006, a date thirty months after the agreement was entered into, was not germane to the business purposes at the inception of the agreement.

         Please note that the foregoing valuation issue relates directly to two of the reasons we raised in the context of the staff position that the value be disclosed at each balance sheet date (see our response no. 24, contained in our January 28, 2004 letter) as follows:

         "Second, the disclosure of the fair value at the balance sheet date could imply that a decision as to whether to continue the option may be made by the Company based on the value at the given balance sheet date. The option is, instead, an agreement, the terms of which provide for the entire option costs to Ronson to be fixed at the date of the agreement. Any [subsequent] Company decision with respect to the option relates only to if and when to exercise the option. This decision would be based on comparing the exercise price and the market price of the shares... Fourth, such disclosure would be misleading to investors in their assessment of the Company's actions by causing undue consideration of the fair value at the balance sheet date compared to the cost. However, the only relevant date in assessing the cost of the option is the date of the inception of the agreement."

14. Those comments applicable to interim filings and requiring changes in disclosure will be addressed in the Company's interim filings as well.

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

15.      In future Quarterly Reports on Forms 10-Q, paragraph (a) of Item 4 will
         be  revised  to  state:   ...(as   defined  in  Rules   13a-15(e)   and
         15d-15(e):)...

16. In future Quarterly Reports on Forms 10-Q, Item 4 - paragraph (b) will be revised to state:

         There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the most recently completed quarter, including any corrective actions with regard to significant deficiencies and material weaknesses.

         In the event of any additional inquiries regarding the supplemental information herein, please do not hesitate to contact the undersigned.


                                                Sincerely,

                                                /s/ Daryl K. Holcomb

                                                RONSON CORPORATION
                                                Daryl K. Holcomb
                                                Vice President &
                                                Chief Financial Officer
DKH/rg


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